SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                              TAG-IT PACIFIC, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                  873774 10 3
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                                 (CUSIP Number)

                                 RONDA SALLMEN
                              TAG-IT PACIFIC, INC.
                             3820 SOUTH HILL STREET
                         LOS ANGELES, CALIFORNIA 90037
                                 (323) 234-9606

                                WITH A COPY TO:

                              DAVID ANTHEIL, ESQ.
                     AKIN, GUMP, STRAUSS, HAUER & FELD, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                             CENTURY CITY, CA 90067
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 22, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873774 10 3                 13D                   Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        COMMERCE INVESTMENT GROUP, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        OO (SEE RESPONSE TO ITEM 3).
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             1,000,000 (SEE RESPONSE TO ITEM 5).

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             1,000,000 (SEE RESPONSE TO ITEM 5).

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                        0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000 (SEE RESPONSE TO ITEM 5).

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.49%* (SEE RESPONSE TO ITEM 5).

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* BENEFICIAL OWNERSHIP PERCENTAGES SET FORTH HEREIN ASSUME THAT AT MARCH 30, 2001, THERE WERE 8,003,224 SHARES OF COMMON STOCK OUTSTANDING.

CUSIP No. 873774 10 3                 13D                   Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of Tag-It Pacific, Inc., a Delaware corporation (the "Company" or the "Issuer").

         The address of the principal executive offices of the Company is 3820 South Hill Street, Los Angeles, California 90037.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is filed by:

1. Commerce Investment Group, LLC, a limited liability company organized in California ("Commerce"). Commerce is a holding company. The business address of Commerce is 5804 East Slauson Avenue, Commerce, California 90040. Hubert Guez is the manager of Commerce (the "Commerce Manager") and has the same business address as Commerce.

(a)-(c)        Not applicable.

(d) During the last five years, neither Commerce nor the Commerce Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Commerce nor the Commerce Manager was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Commerce expended no funds to acquire the shares of the Company's Common Stock. Under the Supply Agreement (as described in Item 6), the Company agreed to purchase certain on-hand trim inventory held by affiliates of Commerce. As payment for such on-hand trim inventory, the Company issued 1,000,000 shares of restricted common stock to Commerce. The restricted shares were issued at $4.00 per share, the market price of the Company's common stock on the closing date of the transaction.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Commerce acquired the Company's Common Stock pursuant to the terms and conditions of the Supply Agreement and other related agreements (as described in Item 6). Commerce acquired the Company's Common Stock for investment purposes.


                               Page 3 of 7 Pages

         Commerce currently has no plans or proposals to dispose of the Common Stock, PROVIDED, HOWEVER, that depending on market and other factors, in the future, Commerce may determine to dispose of some or all of the Common Stock it has acquired from the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 22, 2000, Commerce became the beneficial owner of 1,000,000 shares of the Common Stock, or approximately 12.72% of the Common Stock on the assumption that at December 27, 2000, there were 7,787,556 shares of Common Stock outstanding. As of March 30, 2001, Commerce remained the beneficial owner of 1,000,000 shares of the Common Stock, or approximately 12.49% of the Common Stock. The beneficial ownership percentage set forth herein assumes that at March 30, 2001, there were 8,003,244 shares of Common Stock outstanding.

(b) Commerce must vote or direct the vote and dispose or direct the disposition of 1,000,000 shares of the Company's Common Stock in accordance with the terms and conditions of the Voting Agreement and Right of First Refusal and Sale Agreement (as described in Item 6).

(c) Except as set forth herein, Commerce has not engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 22, 2000, the Company entered into a Supply Agreement with Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, and Commerce Investment Group, LLC (collectively referred to as the "Guez Group"), whereby the Company will become a supplier of trim products for certain customers of the Guez Group and its present and future affiliates (the "Agreement"). Under the terms of the Agreement, the Guez Group and its present and future affiliates promised to purchase a minimum annual aggregate total of $10,000,000 of the Company's products under each year of the Agreement. The first year under the Agreement, however, consists of fifteen (15) calendar months by commencing January 1, 2001 and concluding March 31, 2002. All subsequent years under the Agreement consist of twelve (12) calendar months. Also under the Agreement, the Company agreed to purchase on-hand trim inventory held by the Guez Group and its affiliates, less any inventory which the Company and the Guez Group mutually agreed was obsolete. Under the terms of the agreement, the Company issued 1,000,000 shares of restricted common stock to Commerce Investment Group, LLC, as a representative of the Guez Group and its affiliates pursuant to the referenced Supply Agreement, and related Investor Rights Agreement, Voting Agreement and Right of First Refusal and Sale Agreement. The restricted shares were issued at $4.00 per share, the market price of the Company's common stock on the closing date of the transaction.


                               Page 4 of 7 Pages

         Under the Voting Agreement, in any Company action requiring a stockholder vote, all of the Company's Common Stock owned by the Guez Group must be voted in accordance with any instructions provided by Colin Dyne, a stockholder and the Company's Chief Executive Officer.

         Under the Right of First Refusal and Sale Agreement, the Guez Group, as investors in the Company, are limited in their ability to transfer the Company's shares to third parties according to the terms and conditions of the agreement. The Company also holds a right of first refusal to purchase the Guez Group shares on the same terms and conditions as the Guez Group may attain in any third party transaction.

         Copies of the agreements referenced above are attached as Exhibits to this Schedule13D as follows:

EXHIBITS

10.53 Supply Agreement entered into on December 22, 2000, by and between the Company, Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, and Commerce Investment Group, LLC. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4, 2001).*

10.54 Investor Rights Agreement entered into on December 22, 2000, by and between the Company and Commerce Investment Group, LLC. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4,
          2001).

10.55 Voting Agreement entered into on December 22, 2000, by and between the Company, Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, Commerce Investment Group, LLC, and Colin Dyne. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4, 2001).

10.56 Right of First Refusal and Sale Agreement entered into on December 22, 2000, by and between the Company, Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, Commerce Investment Group, LLC, and Colin Dyne. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4, 2001).


* Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 of the General Rules and Regulations under the Securities Act of 1933, as amended.

         Exhibits 10.53, 10.54, 10.55, and 10.56 are incorporated herein by this reference and as described in Item 7.


                               Page 5 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Supply Agreement, dated as of December 22, 2000 by and between the Company and the Guez Group (as described in Item 6) and the related Investor Rights Agreement, Voting Agreement and Right of First Refusal and Sale Agreement, are attached hereto as exhibits.

EXHIBIT INDEX

10.53 Supply Agreement entered into on December 22, 2000, by and between the Company, Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, and Commerce Investment Group, LLC. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4, 2001).*

10.54 Investor Rights Agreement entered into on December 22, 2000, by and between the Company and Commerce Investment Group, LLC. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4,
          2001).

10.55 Voting Agreement entered into on December 22, 2000, by and between the Company, Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, Commerce Investment Group, LLC, and Colin Dyne. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4, 2001).

10.56 Right of First Refusal and Sale Agreement entered into on December 22, 2000, by and between the Company, Hubert Guez, Paul Guez and Azteca Production International, Inc., AZT International SA D RL, Commerce Investment Group, LLC, and Colin Dyne. (Incorporated herein by reference to the Annual Report on Form 10-K dated April 4, 2001).

* Certain portions of this agreement have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 of the General Rules and Regulations under the Securities Act of 1933, as amended.


                               Page 6 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 2, 2001


                                              Commerce Investment Group, LLC


                                              By:  /S/ HUBERT GUEZ
                                                  -----------------------------
                                                  Hubert Guez, Manager


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).